Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered total sales of 2,43,459 units in Q4 FY22

Grows by 27% over Q4 FY21

Mumbai, April 1, 2022: Tata Motors Limited today announced its sales in the domestic & international market, for Q4 FY22, which stood at 2,43,459 vehicles, compared to 1,91,373 units during Q4 FY21.

Domestic Sales Performance:

Category	March 2022	March 2021	% Change	Q4 FY22	Q4 FY21	% Change	FY22	FY21	% Change
Total Domestic Sales	86,718	66,462	30%	2,33,078	1,82,477	28%	6,92,554	4,64,062	49%

Commercial Vehicles:

Mr. Girish Wagh, Executive Director, Tata Motors Ltd. said, “Tata Motors’ Commercial Vehicle domestic sale in Q4 FY22 at 1,10,027 units was ~21% higher than the previous quarter (Q3 FY22) and 12% higher than the same quarter last year (Q4 FY21). The MHCV segment grew by over 51% vs the previous quarter, while being 20% ahead of same quarter (Q4) last year, on the back of increased activity in road construction, mining and improved infrastructure spending by the Central and State Governments. ILCVs grew by 18% vs Q3 and 8% vs Q4 last year, supported by growth in e-commerce and agriculture. The SCVPU segment largely remained flat on a quarterly basis while being 5% ahead of last year same quarter. Early signs of recovery were seen in otherwise worst impacted CV passenger segment. The International business continued the momentum and grew by ~3% over the previous quarter (Q3FY22) while being 16% above the same quarter last year (Q4 FY21). We are cautiously optimistic about domestic MHCV & ILCV demand while keeping a close watch on geopolitical developments, fuel inflation and semiconductor shortage.”

Category	March 2022	March 2021	% Change	Q4 FY22	Q4 FY21	% Change	FY22	FY21	% Change
M&HCV	14,499	10,883	33%	33,392	27,870	20%	88,041	58,127	51%
I&LCV	7,555	6,792	11%	18,680	17,371	8%	53,854	38,058	42%
Passenger Carriers	2,703	1,880	44%	6,155	4,134	49%	14,620	8,599	70%
SCV cargo and pickup	19,668	17,253	14%	51,800	49,245	5%	1,65,667	1,37,253	21%
Total CV Domestic	44,425	36,808	21%	1,10,027	98,620	12%	3,22,182	2,42,037	33%
CV Exports	2,625	3,654	-28%	9,843	8,517	16%	34,790	20,283	72%
Total CV	47,050	40,462	16%	1,19,870	1,07,137	12%	3,56,972	2,62,320	36%

Domestic sale of MH&ICV in Q4 2022, including trucks and buses, stood at 48,202 units, compared to 40,647 units in Q4 2021.

Total sales for MH&ICV Domestic & International Business in Q4 2022, including trucks and buses, stood at 52,976 units, compared to 44,569 units in Q4 2021.

Passenger Vehicles:

Mr. Shailesh Chandra, Managing Director, Tata Motors Passenger Vehicles Ltd. and Tata Passenger Electric Mobility Ltd. said, “Tata Motors set several new records in a challenging year, disrupted by two waves of Covid, semi-conductor crisis and steep increase in commodity prices. We posted the highest ever annual, quarterly and monthly sales, supported by a strong demand for our New Forever range and agile actions taken on the supply side. We recorded the highest ever annual sales of 370,372 units, registering a growth of 67% vs FY21. Despite the shortage of certain electronic components, we posted the highest ever quarterly sales of 123,051, a growth of 47% vs Q4FY21. We ended the financial year with the highest ever monthly sales of 42,293 units, a growth of 43% vs. March’21 and highest ever SUV sales of 29,559 units. EV sales continued to witness a rapid growth in demand on the back of strong acceptance of Nexon EV and Tigor EV. Our annual EV sales touched 19,106 units, a growth of 353% vs FY21. Quarterly sales of EV were highest at 9,095 units, a growth of 432% vs Q4FY21 and EV sales for March’22 was also the highest at 3,357 units, a growth of 377% vs Mar’21. Going forward, semi-conductor situation remains uncertain. We will continue to monitor the evolving situation closely and are refining our agile, multi-pronged approach to continue to fulfil customer orders.”

Category	March 2022	March 2021	% Change	Q4 FY22	Q4 FY21	% Change	FY22	FY21	% Change
PV ICE	38,936	28,949	34%	1,13,956	82,146	39%	3,51,266	2,17,809	61%
PV EV	3,357	705	376%	9,095	1,711	432%	19,106	4,216	353%
Total PV Domestic	42,293	29,654	43%	1,23,051	83,857	47%	3,70,372	2,22,025	67%

*Includes sales of Tata Motors Passenger Vehicles Limited a wholly owned subsidiary of Tata Motors Limited.

- Ends-

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.